FOR IMMEDIATE RELEASE

Contact
Paula Murray
Phone: 954-796-8798
paula.murray@qsound.com

QSound Labs Reports Third Quarter Results for 2007

Calgary, Alberta - November 8, 2007 - QSound Labs, Inc. (NASDAQ: QSND), a leading developer of audio and voice software solutions, today reported financial results for the third quarter of FY2007. For the three months ended September 30, 2007, the consolidated revenues were $672,000 as compared to $342,000 for the same quarter in FY2006. The net loss for the third quarter was $(219,000) or $(0.02) per share as compared to $(522,000) or $(0.06) per share in FY2006.

Consolidated revenues for the nine months ended September 30, 2007 were $2,075,000 compared to $1,446,000 for the same period in FY2006. Net loss for the nine month period was $(742,000) or $(0.08) per share as compared to $(1,183,000) or $(0.13) per share in FY2006.

Expenses, which are primarily incurred in Canadian dollars, continue to be affected by the fall of the US dollar which has depreciated by 7% and 15% against the Canadian dollar for the three months ended and the nine months ended September 30, 2007, respectively.

The Company reported a working capital surplus of $2,246,000 as at September 30, 2007 of which cash comprised $1,508,000.

"Royalty and recurring license fee revenue for the three months ended September 30, 2007 increased 177% to $618,131 from $223,406 for the three months ended September 30, 2006," stated David Gallagher, President and CEO of QSound Labs. "This is a result of the continuing market penetration of the Company's microQ audio engine into the mobile device market. For the nine months ended September 30, 2007 and 2006, royalty and recurring license fee revenue was $1,639,399 and $530,828, respectively, an increase of 209%. QSound expects royalty revenue growth to continue quarter over quarter, however, due to revenue recognition criteria there will be quarterly fluctuations in the level of recurring license fees but anticipated growth on an annual basis."

"The majority of the growth in FY2007 has come from the success of LG's Black Label Series of mobile phones which features microQ as its ringtone player. It is expected that LG will release several more models before the end of the year. Panasonic, BenQ, MiTAC and Pantech will also release new mobile phone models featuring microQ in the fourth quarter of 2007. Management also expects to see the first results from its strategic relationship with SUN during the fourth quarter of 2007 and continues to pursue other opportunities based on the strategic relationships established with ARM and SUN and would expect these efforts to result in revenues for the Company in FY2008."

"The Company continues to also market its technology to the home entertainment and Bluetooth audio markets for the CSR, STMicro and Texas Instrument platforms.

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The Company has developed proprietary audio solutions that include virtual surround sound, positional audio and stereo enhancement for the mobile devices, consumer electronics, PC/multimedia, and Internet markets. QSound Labs' cutting-edge audio technologies create rich 3D audio environments allowing consumers to enjoy stereo surround sound from two, four and up to 7.1 speaker systems. The Company's customer and partner roster includes ARM, BenQ, Broadcom, MiTAC, Panasonic, Qualcomm, Sony Vaio and Toshiba among others. To hear 3D audio demos and learn more about QSound, visit our web site at http://www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of royalty revenue growth quarter over quarter including revenues resulting from shipments starting in Q4 2007 of new microQ enabled mobile phones from LG, Panasonic, BenQ, MiTAC and Pantech as well as expectation of revenues resulting from strategic relationships with SUN (in Q4 2007 and 2008) and with ARM in 2008. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with loss of relationships with companies that do business with QSound, successful distribution of QSound-enabled products by licensees, continued growth of demand for QSound's technologies in the mobile devices market, QSound's ability to carry out its product development, business strategy and marketing plans, dependence on intellectual property, rapid technological change, competition, general economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets As at September 30, 2007 and December 31, 2006 (unaudited) (Expressed in United States dollars under United States GAAP)
	September 30, 2007	December 31, 2006
ASSETS
Current assets
Cash and cash equivalents	$1,507,956	$2,316,476
Accounts receivable (net)	852,175	316,298
Note receivable	27,046	6,000
Inventory	18,478	19,422
Deposits and prepaid expenses	231,282	60,933
	2,636,937	2,719,129

Note receivable	–	55,325
Property and equipment	284,676	348,280
Deferred development costs	209,474	253,147
Intangible assets	75,400	98,351
	$3,206,487	$3,474,232

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$303,496	$268,439
Deferred revenue	87,852	45,572
	391,348	314,011

Convertible notes	109,830	84,949

Shareholders' equity
Share capital	47,651,105	47,411,000
Warrants	1,027,114	1,027,114
Contributed surplus	2,985,834	2,854,038
Deficit	(48,958,744)	(48,216,880)
	2,705,309	3,075,272

	$3,206,487	$3,474,232

Consolidated

Statements of Operations, Comprehensive Loss and Deficit

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
REVENUE
Royalties, licenses and engineering fees	$618,131	$262,307	$1,890,999	$1,219,078
Product sales	54,163	79,380	183,685	226,547
	672,294	341,687	2,074,684	1,445,625
Cost of product sales	15,167	8,065	71,337	12,888
	657,127	333,622	2,003,347	1,432,737

EXPENSES:
Marketing	302,253	274,602	1,036,081	771,312
Operations	36,490	35,427	103,395	105,237
Product engineering	200,063	199,682	548,062	629,196
Administration	264,405	234,079	846,670	719,600
Foreign exchange loss	915	(8,343)	1,106	564
Amortization	50,635	100,303	151,151	362,225
	854,761	835,750	2,686,465	2,588,134

Loss before other items	(197,634)	(502,128)	(683,118)	(1,155,397)

OTHER ITEMS:
Interest income	16,168	23,722	59,812	55,998
Interest on convertible notes	(20,794)	(20,794)	(61,705)	(40,541)
Accretion expense	(8,361)	(4,208)	(24,882)	(8,550)
Gain on sale of capital assets	–	–	586	–
	(12,987)	(1,280)	(26,189)	6,907

Loss before taxes	(210,621)	(503,408)	(709,307)	(1,148,490)
Foreign withholding tax	(8,021)	(18,954)	(32,557)	(34,068)
Net loss and comprehensive loss for the period	(218,642)	(522,362)	(741,864)	(1,182,558)

Deficit, beginning of period	(48,740,102)	(47,195,401)	(48,216,880)	(46,535,205)
Deficit, end of period	$(48,958,744)	$(47,717,763)	$(48,958,744)	$(47,717,763)

Loss per common share (basic and diluted)	$(0.02)	$(0.06)	$(0.08)	$(0.13)

Consolidated

Statements of Cash Flows

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Nine months ended
	September 30, 2007	September 30, 2006	September 30, 2007	September 30, 2006
Cash provided by (used in):

OPERATIONS
Loss for the period	$(218,642)	$(522,362)	$(741,864)	$(1,182,558)

Items not requiring (providing) cash:
Amortization	50,635	100,303	151,151	362,225
Stock based compensation	45,906	86,501	215,402	316,137
Accretion expense	8,361	4,208	24,882	8,550
Gain on sale of capital assets	–	–	(586)	–
Other	(355)	(728)	(1,722)	(3,687)
Changes in non-cash working capital balances	(261,675)	140,530	(627,945)	(135,710)
	(375,770)	(191,548)	(980,682)	(635,043)

FINANCING
Issuance of common shares (net)	59,644	43,820	156,499	781,782
Proceeds on issuance of convertible notes	–	–	–	1,000,000
	59,644	43,820	156,499	1,781,782

INVESTMENTS
Note receivable	–	–	36,000	26,442
Purchase of property and equipment	(4,545)	(2,070)	(13,912)	(26,080)
Deferred development costs	–	–	–	(39,500)
Purchase of intangible assets	(3,876)	(6,541)	(7,011)	(22,547)
Proceeds on sale of capital assets	–	–	586	–
	(8,421)	(8,611)	15,663	(61,685)

(Decrease) increase in cash and cash equivalents	(324,547)	(156,339)	(808,520)	1,085,054
Cash and cash equivalents, beginning of period	1,832,503	2,464,122	2,316,476	1,222,729

Cash and cash equivalents, end of period	1,507,956	2,307,783	1,507,956	2,307,783